

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2014

Via E-mail
Mr. Colin W. Roberts
General Counsel
Parsley Energy, Inc.
500 W. Texas Ave.
Tower I, Suite 200
Midland, Texas 79701

> **Re:** **Parsley Energy, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted December 20, 2013**
> **CIK No. 0001594466**

Dear Mr. Roberts:

We have reviewed your draft registration statement and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Our Company, page 2

1.   You state "Our projected 2014 capital budget for drilling and completion is $396.1 million for an estimated 138 gross (111 net) vertical wells and 21 gross (15 net) horizontal wells." In "Drilling Results" on page 98, you disclose that you have drilled 260 gross productive wells in the last three years. Please clarify your disclosure here and in "Drilling Results" by presenting the number of productive horizontal wells you have drilled in the last three years.

Recent Well Results, page 6

2.   Please expand the "30-Day Average IP Rate (Boe/d)" here to present also the crude oil, NGL and natural rates which comprise the 168 equivalent barrel per day IP rate. This comment applies also to the similar statements on page 83 regarding assumed and achieved average initial production rates.

Summary Historical Reserve Data, page 19

3.   We note that you have claimed natural gas liquids reserves ("NGL") here, page 94 and F-65. On page 61, you state "Historically, we have not tracked NGLs as a separate product category; instead, NGLs production and sales were included in our natural gas production and sales." The omission of separate historical NGL production figures and historical prices in "Production and Price History" (page 96) could indicate that you track and sell unprocessed "wet gas" volumes instead of dry gas and NGL. The reconciliation of your proved reserves on page F-65 does not present NGL production which is necessary for reliable reserve accounting. Item 1202 of Regulation S-K requires disclosure by product sold of a registrant's oil and gas reserves. Since it appears that you sell wet gas, please explain the reasons you have not claimed/disclosed wet gas reserves. Address whether you transfer ownership of the production stream at the gas processing plant inlet – to sell wet gas – or at the plant outlet – to sell dry gas and NGL. Please explain how you "ensure reliability of reserve estimations" for NGL reserves by "verification of historical production data" as you stated in the discussion of your internal controls on page 92. We may have further comment.

Oil and Natural Gas Data, page 92

4.   We note your statement, "The technical persons responsible for preparing our proved reserve estimates meet the requirements with regard to qualifications, independence, objectivity and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers." Item 1202(a)(7) of Regulation S-K requires the registrant to "…disclose the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimates." Please comply with Regulation S-K, either in an amended filing or amended third party reserve report.

Summary of Oil, Natural Gas and Natural Gas Liquids Reserves, page 94

5.   We note the near doubling of your proved reserves from December 31, 2012 to September 30, 2013. If you do not anticipate the disclosure of your reserves estimated as of December 31, 2013, please amend your document to reconcile the changes at September 30, 2013 due to revision of previous estimates, acquisition/divesture, extension/discovery and production.

Developed and Undeveloped Acreage, page 97

6.   We note the disclosure of your expiring acreage. By each year from 2014 to 2016, please explain to us the figures for proved undeveloped reserves, if any, that are scheduled for drilling after the attributed expiry date.

Closing Comments

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/ cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Sandra Eisen, Staff Accountant, at (202) 551-3864 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Caroline Kim, Attorney-Adviser, at (202) 551-3878 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Matthew Pacey
         Vinson & Elkins LLP